Mail Stop 3561

September 4, 2008

Robert N. Wildrick
Executive Chairman and Chief Executive Officer
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074

> **Re:** **Jos. A. Bank Clothiers, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 10, 2008**
> **File No. 000-23874**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 9, 2008**
> **File No. 000-23874**

Dear Mr. Wildrick:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Scott L. Kaufman, Esq.
        Fax: (212) 479-6275